Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC Acquires U.S.-based Heli-Dyne Systems, Inc.

    VANCOUVER, Nov. 30 /CNW/ - CHC Helicopter Corporation ("CHC") (TSX: FLY.A
and FLY.B; NYSE: FLI) announced today the purchase of Heli-Dyne Systems, Inc., a helicopter completion and maintenance centre based in Hurst, Texas, from FSS
Air Holdings Inc. Heli-Dyne becomes part of CHC's Heli-One group, effective today.
    Heli-One President Neil Calvert said: "Heli-Dyne has an excellent reputation and is a perfect fit for us. With this acquisition, we will be able to deliver new aircraft to our customers more quickly and efficiently."
Heli-Dyne operates a 30,000-square-foot helicopter completion and maintenance center in Hurst, Texas, specializing in helicopter interior completions, and maintenance of airframes, engines and avionics, and employs approximately 75 full-time professionals. Heli-Dyne is an authorized service center for Agusta,
Bell Helicopter, Eurocopter and MD Helicopter.

    Heli-One is the world's largest independent helicopter support company, providing logistics, maintenance and power-by-the-hour support for 14 different aircraft types operated by customers around the world.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.

    Forward Looking Statements

    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied.
While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Rick Davis, Senior Vice-President and Chief
Financial Officer, (604) 279-2471; Chris McDowell, Vice-President, Business
Development and Sales, Heli-One, (604) 276-0100; Chris Flanagan, Director of
Communications, CHC Helicopter Corporation, (604) 279-2493/
    (FLY.A. FLY.B. FLI)

CO:  Heli-One; CHC HELICOPTER CORPORATION

CNW 15:04e 30-NOV-06